UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Central Oil Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   154708 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Andreas Typaldos
                        152 West 57th Street, 40th Floor
                            New York, New York 10019

                                 With a copy to:

                          Alberto de Cardenas, Esquire
                                Broad and Cassel
                            201 South Biscayne Blvd.
                                   Suite 3000
                              Miami, Florida 33131
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 21, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D

-----------------------------------------------------
CUSIP NO.   154708 101
-----------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Andreas Typaldos
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  [ ]
            (b)  [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
----------------------------- --------- ----------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      380,000
           SHARES             --------- ----------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      1,800,000
            EACH              --------- ----------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       380,000
            WITH              --------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        1,800,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,180,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                        IN
----------- --------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of common stock, $.0001 par value per share (the "Common Stock"), of Central Oil Corporation, a Colorado corporation (the "Issuer"). The Issuer's principal executive office is located at 152 West 57th Street, 40th Floor, New York, NY 10019.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed on behalf of Andreas Typaldos.

         (b) The business address of Mr. Typaldos is c/o Elligent Consulting Group, 152 West 57th Street, 40th Floor, New York, NY 10019.

         (c) Mr. Typaldos' principal occupation is as Chief Executive Officer and President of Elligent Consulting Group, Inc.

         (d) During the last five years, Mr. Typaldos has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Typaldos was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Typaldos is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Typaldos owns individually and as trustee 380,000 shares of Common Stock. The shares were purchased for $.0064935 per share or $2,468 in the aggregate utilizing Mr. Typaldos' personal funds. In addition, Patra Holdings LLC and The Renee Typaldos Family Limited Partnership, two entities for which Mr. Typaldos serves as a managing member or general partner, purchased 400,000 shares of the Issuer's common stock each for $2,597, each utilizing working capital. New York Internet Fund LLC, an entity for which Mr. Typaldo's wife serves as managing member, purchased 500,000 shares of the Issuer's common stock for $3,247, utilizing working capital. Simultaneously, Patra Internet Holdings LLC, an entity for which Mr. Typaldos serves as managing member, purchased 500,000 shares for $3,378 utilizing working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Typaldos purchased the securities to effect certain changes in the Issuer's Board of Directors, management and business. Specifically, Mr. Typaldos plans to replace the Issuer's Board of Directors and management and develop and implement a business plan providing for the Issuer's growth. In connection with the development of this business plan, Mr. Typaldos may suggest proposals which may result in further change to the Board of Directors, a change in the capitalization or others changes to the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (b) Mr. Typaldos may be deemed to beneficially own an aggregate of 2,180,000 shares or 18.1% of the total shares outstanding of the Issuer. Such shares include 380,000 held of record by Mr. Typaldos or as Trustee and with respect to which Mr. Typaldos may be deemed to have sole voting and dispositive power. Such shares also include 500,000, 400,000, 400,000 and 500,000 shares owned of record by Patra Internet Holdings LC, Patra Holding LLC, The Renee Typaldos Family Limited Partnership, and New York Internet Fund LLC, respectively, for which Mr. Typaldos is deemed to have shared voting and dispositive power.

         (c) Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 1999

                                                      /s/ Andreas Typaldos
                                                      -----------------------
                                                      ANDREAS TYPALDOS